HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                February 28, 2012


Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Cel-Sci Corporation
            Schedule 14A
            File No. 001-11889

     This office represents Cel-Sci Corporation. Amendment No. 1 to the Company's Proxy Statement has been filed with the Commission. With respect to the comment received from the staff by letter dated February 27, 2012, 2011:

     o the following footnote has been added to the tables which appear on page 24 of the proxy statement.

     (1) At the annual shareholders' meeting, CEL-SCI's shareholders will be asked to approve the adoption of CEL-SCI's 2012 Incentive Stock Option, Non-Qualified Stock Option and Stock Bonus Plans and to increase the number of shares issuable under CEL-SCI's Stock Compensation Plan. The amounts in this column do not include any shares issuable pursuant to the 2012 plans or the proposed amendment to the Stock Compensation Plan. As of the date of this proxy statement, CEL-SCI did not have any definitive agreements, arrangements, plans, intentions or commitments, written or oral, to issue any shares of its common stock pursuant to the 2012 plans or the proposed amendment to the Stock Compensation Plan.

     o the following has been added to the section of the Proxy Statement captioned Proposal to Amend CEL-SCI's Articles of Incorporation.

     ... as of the date of this proxy statement, CEL-SCI did not have any definitive agreements, arrangements, plans, intentions or commitments, written or oral, with any person to sell or issue any additional shares of its common stock, whether for cash or otherwise, except for CEL-SCI's obligation to issue common stock upon the exercise of outstanding options and warrants or the conversion of notes.



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     If you should have any questions  concerning the  foregoing,  please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                /s/ William Hart

                                William T. Hart


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